UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc.  today announced that it has completed its acquisition of NeuColl, Inc., for an all-cash transaction of US$12,894,950. NeuColl is a privately-held orthobiologics company based in Los Gatos, California. Previously, Angiotech had obtained an equity interest in NeuColl through the acquisition of Cohesion Technologies, Inc. on January 31, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  August 6, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Friday August 6th, 2004

ANGIOTECH COMPLETES ACQUISITION OF NEUCOLL

VANCOUVER, August 6, 2004 - Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that it has completed its acquisition of NeuColl, Inc., for an all-cash transaction of US$12,894,950. NeuColl is a privately-held orthobiologics company based in Los Gatos, California. Previously, Angiotech had obtained an equity interest in NeuColl through the acquisition of Cohesion Technologies, Inc. on January 31, 2003.

NeuColl will form one of the cornerstones for Angiotech’s emerging orthopedic biomaterials franchise. Its initial product platform is a synthetic bone graft substitute comprised of collagen, a composite material of hydroxyapatite, and tricalcium phosphate.

Zimmer, Inc. has distribution rights for the two lead products, COLLAGRAFT® and NEUGRAFT® Bone Graft Matrixes in the United States, Japan and other countries. COLLAGRAFT is sold through independent distributors in Europe. These synthetic biomaterials eliminate the need for a second operative site and the associated trauma of harvesting the patient’s own bone (known as “autograft”). NeuColl’s materials exhibit excellent biocompatibility and closely mimic the qualities and composition of natural bone. Typical medical applications include total joint replacement surgery, spinal fusion procedures, fracture repair, use as an autograft extender, and as a filler for bone harvest defects.

“NeuColl brings us a robust product line, a strong distribution partner, and significant intellectual property that will allow us to immediately participate in the high growth orthopedic markets”, said Jeanne M. Bertonis, Chief Business Officer at Angiotech.

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements in this press release regarding the  transaction between Angiotech and Neucoll, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Neucoll managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes”, “plans”, “anticipates”,“expects”, “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability of Angiotech to successfully integrate Neucoll's operations and employees; the inability to realize anticipated synergies and cost savings; the inability to successfully develop Neucoll technology; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Neucoll disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments

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CONTACTS:

Rui Avelar (Analysts) (604) 221-7676 ext 6996

Todd Young (Analysts and Investors) (604) 221-7676 ext 6933

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12